UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported):

July 25, 2024

United Bankshares, Inc.

(Exact name of registrant as specified in its charter)

West Virginia	No. 002-86947	55-0641179
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification No.)

300 United Center

500 Virginia Street, East

Charleston, West Virginia 25301

(Address of Principal Executive Offices)

(304) 424-8800

(Registrant’s telephone number, including area code)

Not Applicable

(Former name or address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, par value $2.50 per share	UBSI	NASDAQ Global Select Market

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 or Rule 12b-2 of the Securities Exchange Act of 1934.

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 2.02. Results of Operations and Financial Condition

On July 25, 2024 United Bankshares, Inc. (“United”) announced its financial results for the second quarter and first half of 2024. A copy of the press release is attached as Exhibit 99.1 to this report. The press release is being furnished under Item 2.02 of this Form 8-K.

Item 9.01. Financial Statements and Exhibits

(c)	The following exhibits are being furnished herewith:

99.1	Press Release, dated July 25, 2024, issued by United Bankshares, Inc.

99.2	Slide presentation of financial information for the second quarter of 2024

104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

UNITED BANKSHARES, INC.

Date: July 25, 2024	By:	/s/ W. Mark Tatterson
W. Mark Tatterson, Executive Vice President and Chief Financial Officer

Exhibit 99.1

News Release

For Immediate Release	Contact: W. Mark Tatterson
July 25, 2024	Chief Financial Officer
(800) 445-1347 ext. 8716

United Bankshares, Inc. Announces Earnings

for the Second Quarter and First Half of 2024

WASHINGTON, D.C. and CHARLESTON, WV-- United Bankshares, Inc. (NASDAQ: UBSI) (“United”), today reported earnings for the second quarter of 2024 of $96.5 million, or $0.71 per diluted share. Second quarter of 2024 results produced annualized returns on average assets, average equity and average tangible equity, a non-GAAP measure, of 1.32%, 7.99% and 13.12%, respectively.

“UBSI continues to consistently deliver exceptional results,” stated Richard M. Adams, Jr., United’s Chief Executive Officer. “In the second quarter we saw increases in profitability, capital, loans, and deposits, as well as decreases in expenses and non-performing assets. We anticipate continued success in the second half of the year, and are excited about our recent acquisition announcement of Piedmont Bancorp, Inc. in Atlanta.”

United previously announced during the second quarter of 2024 that it entered into a definitive merger agreement with Piedmont Bancorp, Inc. (“Piedmont”). The combined organization will have more than $32 billion in assets and a network of over 240 locations across eight states and Washington, D.C., in some of the most desirable banking markets in the nation. The merger is expected to close late in the fourth quarter of 2024 or early in the first quarter of 2025, subject to satisfaction of customary closing conditions.

Earnings for the first quarter of 2024 were $86.8 million, or $0.64 per diluted share, and annualized returns on average assets, average equity and average tangible equity were 1.19%, 7.25% and 11.98%, respectively. Earnings for the second quarter of 2023 were $92.5 million, or $0.68 per diluted share, and annualized returns on average assets, average equity and average tangible equity were 1.26%, 7.96% and 13.47%, respectively.

United Bankshares, Inc. Announces…

July 25, 2024

Page Two

Second quarter of 2024 compared to the first quarter of 2024

Net interest income for the second quarter of 2024 increased $3.2 million, or 1%, from the first quarter of 2024. Tax-equivalent net interest income, a non-GAAP measure which adjusts for the tax-favored status of income from certain loans and investments, for the second quarter of 2024 also increased $3.2 million, or 1%, from the first quarter of 2024. The increase in net interest income and tax-equivalent net interest income was driven by a higher yield on average net loans and loans held for sale, organic loan growth and a decrease in average long-term borrowings partially offset by higher interest expense driven by the impact of deposit rate repricing. The net interest spread increased 3 basis points to 2.52% for the second quarter of 2024 driven by an increase in the yield on average earning assets of 9 basis points partially offset by an increase in the average cost of funds of 6 basis points. The yield on average net loans and loans held for sale increased 6 basis points to 6.14% for the second quarter of 2024. The first quarter of 2024 included a $593 thousand interest reversal due to a commercial & industrial loan relationship being placed on nonaccrual whereas the second quarter of 2024 included a $654 thousand interest recovery from a commercial real estate nonaccrual loan payoff. Average net loans and loans held for sale increased $127.6 million, or 2% on an annualized basis, from the first quarter of 2024. Average long-term borrowings decreased $209.8 million, or 14%, from the first quarter of 2024. The yield on average interest-bearing deposits increased 8 basis points to 3.18% for the second quarter of 2024. The net interest margin of 3.50% for the second quarter of 2024 was an increase of 6 basis points from the net interest margin of 3.44% for the first quarter of 2024.

The provision for credit losses was $5.8 million for the second quarter of 2024 as compared to $5.7 million for the first quarter of 2024.

Noninterest income for the second quarter of 2024 decreased $2.0 million, or 6%, from the first quarter of 2024. The decrease in noninterest income was primarily due to a decrease in income from mortgage banking activities of $1.4 million driven by lower mortgage loan sale volume and a lower margin. During the second quarter of 2024, United recognized a $6.9 million gain on the VISA share exchange, of which $4.6 million was realized through the sale of eligible shares and the remainder of which related to shares held at fair value at quarter-end and which will be eligible to be sold in the third quarter of 2024. Additionally, during the second quarter of 2024, United sold $102.7 million of available for sale (“AFS”) investment securities at a loss of $6.8 million.

Noninterest expense for the second quarter of 2024 decreased $6.0 million, or 4%, from the first quarter of 2024. The decrease in noninterest expense was primarily driven by decreases in employee benefits of $2.5 million, Federal Deposit Insurance Corporation (“FDIC”) insurance expense of $1.4 million as well as smaller decreases in other categories of noninterest expense. The decrease in employee benefits was primarily driven by lower Federal Insurance Contributions Act (“FICA”) and postretirement benefit costs. The decrease in FDIC insurance expense was primarily due to the inclusion in the first quarter of 2024 of an incremental $1.8 million of expense related to the FDIC special assessment. Other noninterest expense was $32.8 million for the second quarter of 2024 compared to $33.5 million for the first quarter of 2024. The decrease in other noninterest expense was driven by lower amounts of certain general operating expenses partially offset by $1.3 million in merger-related expenses related to the Piedmont acquisition.

For the second quarter of 2024, income tax expense was $18.9 million as compared to $21.4 million for the first quarter of 2024. The decrease of $2.5 million was driven by the impact of discrete tax benefits recognized in the second quarter of 2024 partially offset by higher earnings. United’s effective tax rate was 16.4% and 19.8% for the second quarter of 2024 and first quarter of 2024, respectively.

United Bankshares, Inc. Announces…

July 25, 2024

Page Three

Second quarter of 2024 compared to the second quarter of 2023

Earnings for the second quarter of 2024 were $96.5 million, or $0.71 per diluted share, as compared to earnings of $92.5 million, or $0.68 per diluted share, for the second quarter of 2023.

Net interest income for the second quarter of 2024 of $225.7 million slightly decreased by $1.7 million, or less than 1%, from the second quarter of 2023. Tax-equivalent net interest income for the second quarter of 2024 of $226.6 million slightly decreased by $2.0 million, or less than 1%, from the second quarter of 2023. The slight decrease in net interest income and tax-equivalent net interest income was primarily due to higher interest expense driven by deposit rate repricing, an increase in average interest-bearing deposits and a decrease in acquired loan accretion income. The decrease was largely offset by the impact of rising market interest rates on earning assets, organic loan growth and a decrease in average long-term borrowings. The yield on average interest-bearing deposits increased 81 basis points from the second quarter of 2023. Average interest-bearing deposits increased $1.2 billion from the second quarter of 2023. Acquired loan accretion income for the second quarter of 2024 decreased $671 thousand from the second quarter of 2023. The yield on average earning assets increased 46 basis points from the second quarter of 2023 to 5.79% driven by an increase in the yield on average net loans and loans held for sale of 36 basis points. Average net loans and loans held for sale increased $912.0 million from the second quarter of 2023. Average long-term borrowings decreased $1.0 billion from the second quarter of 2023. The net interest margin for the second quarter of 2024 and 2023 was 3.50% and 3.51%, respectively.

The provision for credit losses was $5.8 million for the second quarter of 2024 as compared to $11.4 million for the second quarter of 2023.

Noninterest income for the second quarter of 2024 was $30.2 million, which was a decrease of $5.0 million, or 14%, from the second quarter of 2023. Mortgage loan servicing income decreased $9.1 million driven by an $8.1 million gain on the sale of mortgage servicing rights (“MSRs”) in the second quarter of 2023. Income from mortgage banking activities decreased $4.0 million from the second quarter of 2023 mainly due to lower mortgage loan origination and sale volume and a lower quarter-end valuation of mortgage derivatives. Net losses on investment securities were $218 thousand for the second quarter of 2024 which included a $6.9 million gain on the VISA share exchange partially offset by a $6.8 million loss on the sale of AFS investment securities. Net losses on investment securities for the second quarter of 2023 were $7.3 million driven by a $7.2 million loss on the sale of AFS investment securities. Fees from brokerage services increased $1.0 million from the second quarter of 2023 primarily due to higher volume.

Noninterest expense for the second quarter of 2024 was flat from the second quarter of 2023, decreasing $514 thousand, or less than 1%. Several categories of noninterest expense decreased which were largely offset by increases in other categories, none of which were significant. Within other noninterest expense, lower amounts of certain general operating expenses were partially offset by $1.3 million in merger-related expenses and a $1.0 million increase in tax credit amortization.

For the second quarter of 2024, income tax expense was $18.9 million as compared to $23.5 million for the second quarter of 2023. The decrease of $4.6 million was driven by the impact of discrete tax benefits recognized in the second quarter of 2024. United’s effective tax rate was 16.4% and 20.2% for the second quarter of 2024 and second quarter of 2023, respectively.

United Bankshares, Inc. Announces…

July 25, 2024

Page Four

First half of 2024 compared to the first half of 2023

Earnings for the first six months of 2024 were $183.3 million, or $1.35 per diluted share, as compared to earnings of $190.8 million, or $1.41 per diluted share, for the first six months of 2023.

Net interest income for the first half of 2024 decreased $13.6 million, or 3%, from the first half of 2023. Tax-equivalent net interest income for the first half of 2024 decreased $14.1 million, or 3%, from the first half of 2023. The decrease in net interest income and tax-equivalent net interest income was primarily due to higher interest expense driven by deposit rate repricing, an increase in average interest-bearing deposits and a decrease in acquired loan accretion income. These decreases were partially offset by the impact of rising market interest rates on earning assets, organic loan growth and a decrease in average long-term borrowings. The yield on average interest-bearing deposits increased 104 basis points from the first half of 2023. Average interest-bearing deposits increased $1.3 billion from the first half of 2023. Acquired loan accretion income for the first half of 2024 of $4.9 million was a decrease of $1.3 million from the first half of 2023. The yield on average earning assets increased 53 basis points from the first half of 2023 to 5.74% driven by an increase in the yield on average net loans and loans held for sale of 44 basis points. Average net loans and loans held for sale increased $856.2 million from the first half of 2023. Average long-term borrowings decreased $967.1 million from the first half of 2023. The net interest margin for the first half of 2024 and 2023 was 3.47% and 3.57%, respectively.

The provision for credit losses was $11.5 million for the first six months 2024 as compared to $18.3 million for the first six months of 2023.

Noninterest income for the first six months of 2024 was $62.4 million, which was a decrease of $5.5 million, or 8%, from the first six months of 2023. Mortgage loan servicing income decreased $10.5 million from the first half of 2023 driven by the aforementioned sale of MSRs. Income from mortgage banking activities decreased $5.1 million from the first half of 2023 mainly due to lower mortgage loan origination and sale volume and a lower quarter-end valuation of mortgage derivatives and mortgage loans held for sale. Net losses on investment securities were $317 thousand for the first half of 2024 which included a $6.9 million gain on the VISA share exchange partially offset by a $6.8 million loss on the sale of AFS investment securities. Net losses on investment securities for the first six months of 2023 were $7.7 million driven by a $7.2 million loss on the sale of AFS investment securities. Fees from brokerage services increased $2.1 million from the first half of 2023 primarily due to higher volume.

Noninterest expense for the first six months of 2024 was $275.5 million, an increase of $2.8 million, or 1%, from the first six months of 2023 driven by increases in employee compensation of $3.9 million, other noninterest expense of $2.9 million and FDIC insurance expense of $2.4 million partially offset by decreases in the expense for the reserve for unfunded loan commitments of $4.5 million and mortgage loan servicing expense of $1.6 million. The increase in employee compensation was driven by higher employee incentives, base salaries and employee severance associated with the previously announced mortgage delivery channel consolidation. The increase in other noninterest expense was primarily driven by a $2.0 million increase in tax credit amortization, $1.3 million in merger-related expenses incurred in the second quarter of 2024 and higher amounts of certain general operating expenses. The increase in FDIC insurance expense was driven by $1.8 million of expense recognized in the first quarter of 2024 for the FDIC special assessment. The decrease in the expense for the reserve for unfunded loan commitments was driven by a decrease in the outstanding balance of loan commitments. The decrease in mortgage loan servicing expense was driven by the sale of MSRs.

United Bankshares, Inc. Announces…

July 25, 2024

Page Five

For the first six months of 2024, income tax expense was $40.3 million as compared to $47.9 million for the first six months of 2023 primarily due to the impact of discrete tax benefits recognized in the second quarter of 2024 and lower earnings. United’s effective tax rate was 18.0% for the first six months of 2024 and 20.1% for the first six months of 2023.

Credit Quality

United’s asset quality continues to be sound. At June 30, 2024, non-performing loans were $65.3 million, or 0.30% of loans & leases, net of unearned income. Total non-performing assets were $67.5 million, including other real estate owned (“OREO”) of $2.2 million, or 0.23% of total assets at June 30, 2024. At December 31, 2023, non-performing loans were $45.5 million, or 0.21% of loans & leases, net of unearned income. Total non-performing assets were $48.1 million, including OREO of $2.6 million, or 0.16% of total assets at December 31, 2023. As previously disclosed in the first quarter of 2024, the increase in non-performing loans and non-performing assets from year-end was driven by one commercial & industrial loan relationship. Non-performing loans decreased $9.1 million from March 31, 2024 primarily due to a partial paydown of the aforementioned commercial & industrial loan relationship.

As of June 30, 2024, the allowance for loan & lease losses was $267.4 million, or 1.24% of loans & leases, net of unearned income, as compared to $259.2 million, or 1.21% of loans & leases, net of unearned income, at December 31, 2023. Net charge-offs were $1.3 million for the second quarter of 2024 compared to $1.2 million for the second quarter of 2023. Annualized net charge-offs as a percentage of average loans & leases, net of unearned income were 0.02% for both the second quarter of 2024 and 2023. Net charge-offs were $3.3 million for the first half of 2024 compared to $2.4 million for the first half of 2023. Annualized net charge-offs as a percentage of average loans & leases, net of unearned income were 0.03% and 0.02% for the first half of 2024 and 2023, respectively. Net charge-offs were $2.1 million for the first quarter of 2024.

Capital

United continues to be well-capitalized based upon regulatory guidelines. United’s estimated risk-based capital ratio is 15.8% at June 30, 2024, while estimated Common Equity Tier 1 capital, Tier 1 capital and leverage ratios are 13.5%, 13.5% and 11.6%, respectively. The June 30, 2024 ratios reflect United’s election of a five-year transition provision, allowed by the Federal Reserve Board and other federal banking agencies in response to the COVID-19 pandemic, to delay for two years the full impact of CECL on regulatory capital, followed by a three-year transition period. The regulatory requirements for a well-capitalized financial institution are a risk-based capital ratio of 10.0%, a Common Equity Tier 1 capital ratio of 6.5%, a Tier 1 capital ratio of 8.0% and a leverage ratio of 5.0%. United did not repurchase any shares of its common stock during 2024 or 2023.

United Bankshares, Inc. Announces…

July 25, 2024

Page Six

About United Bankshares, Inc.

As of June 30, 2024, United had consolidated assets of approximately $30.0 billion and is the 38th largest banking company in the U.S. based on market capitalization. United is the parent company of United Bank, which comprises more than 225 offices located throughout Washington, D.C., Virginia, West Virginia, Maryland, North Carolina, South Carolina, Ohio, Pennsylvania, and Georgia. United’s stock is traded on the NASDAQ Global Select Market under the quotation symbol “UBSI”.

United Bankshares, Inc. Announces…

July 25, 2024

Page Seven

Cautionary Statements

The Company is required under generally accepted accounting principles to evaluate subsequent events through the filing of its June 30, 2024 consolidated financial statements on Form 10-Q. As a result, the Company will continue to evaluate the impact of any subsequent events on critical accounting assumptions and estimates made as of June 30, 2024 and will adjust amounts preliminarily reported, if necessary.

Use of non-GAAP Financial Measures

This press release contains certain financial measures that are not recognized under U.S. generally accepted accounting principles (“GAAP”). Generally, United has presented these “non-GAAP” financial measures because it believes that these measures provide meaningful additional information to assist in the evaluation of United’s results of operations or financial position. Presentation of these non-GAAP financial measures is consistent with how United’s management evaluates its performance internally and these non-GAAP financial measures are frequently used by securities analysts, investors and other interested parties in the evaluation of companies in the banking industry.

Specifically, this press release contains certain references to financial measures identified as tax-equivalent (FTE) net interest income, average tangible equity, return on average tangible equity and tangible book value per share. Management believes these non-GAAP financial measures to be helpful in understanding United’s results of operations or financial position.

Net interest income is presented in this press release on a tax-equivalent basis. The tax-equivalent basis adjusts for the tax-favored status of income from certain loans and investments. Although this is a non-GAAP measure, United’s management believes this measure is more widely used within the financial services industry and provides better comparability of net interest income arising from taxable and tax-exempt sources. United uses this measure to monitor net interest income performance and to manage its balance sheet composition. The tax-equivalent adjustment combines amounts of interest income on federally nontaxable loans and investment securities using the statutory federal income tax rate of 21%.

Tangible equity is calculated as GAAP total shareholders’ equity minus total intangible assets. Tangible equity can thus be considered the most conservative valuation of the company. Tangible equity is also presented on a per common share basis and considering net income, a return on average tangible equity. Management provides these amounts to facilitate the understanding of as well as to assess the quality and composition of United’s capital structure. By removing the effect of intangible assets that result from merger and acquisition activity, the “permanent” items of equity are presented. These measures, along with others, are used by management to analyze capital adequacy and performance.

Where non-GAAP financial measures are used, the comparable GAAP financial measure, as well as reconciliation to that comparable GAAP financial measure can be found in the attached financial information tables to this press release. Investors should recognize that United’s presentation of these non-GAAP financial measures might not be comparable to similarly titled measures at other companies. These non-GAAP financial measures should not be considered a substitute for GAAP basis measures and United strongly encourages a review of its condensed consolidated financial statements in their entirety.

Forward-Looking Statements

In this report, we have made various statements regarding current expectations or forecasts of future events, which speak only as of the date the statements are made. These statements are “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements are also made from time-to-time in press releases and in oral statements made by the officers of the Company. Forward-looking statements can be identified by the use of the words “expect,” “may,” “could,” “intend,” “project,” “estimate,” “believe,” “anticipate,” and other words of similar meaning. Such forward-looking statements are based on assumptions and estimates, which although believed to be reasonable, may turn out to be incorrect. Therefore, undue reliance should not be placed upon these estimates and statements. United cannot assure that any of these statements, estimates, or beliefs will be realized and actual results may differ from those contemplated in these “forward-looking statements.” The following factors, among others, could cause the actual results of United’s operations to differ materially from its expectations: uncertainty in U.S. fiscal and monetary policies, including the interest rate policies of the Federal Reserve Board; volatility and disruptions in global capital and credit markets, interest rate, securities market and monetary supply fluctuations; increasing rates of inflation and slower growth rates; the nature, extent, timing, and results of governmental actions, examinations, reviews, reforms, regulations, and interpretations, including those involving the Federal Reserve, FDIC, and CFPB; the effect of changes in the level of checking or savings account deposits on United’s funding costs and net interest margin; future provisions for credit losses on loans and debt securities; changes in nonperforming assets; risks relating to the merger with Piedmont, including the successful integration of operations of Piedmont; competition; changes in legislation or regulatory requirements; and the impact of natural disasters, extreme weather events, military conflict (including the Russia/Ukraine conflict, the conflict in Israel and surrounding areas, the possible expansion of such conflicts and potential geopolitical consequences), terrorism or other geopolitical events. For more information about factors that could cause actual results to differ materially from United’s expectations, refer to its reports filed with the Securities and Exchange Commission, including the discussion under “Risk Factors” in the Annual Report on Form 10-K for the year ended December 31, 2023, as filed with the Securities and Exchange Commission and available on its website at www.sec.gov. Further, any forward-looking statement speaks only as of the date on which it is made, and United undertakes no obligation to publicly update any forward-looking statements, whether as a result of new information, future events, or otherwise. You are advised to consult further disclosures United may make on related subjects in our filings with the SEC.

UNITED BANKSHARES, INC. AND SUBSIDIARIES

Washington, D.C. and Charleston, WV

Stock Symbol: UBSI

(In Thousands Except for Per Share Data)

	Three Months Ended			Six Months Ended
EARNINGS SUMMARY:	June 2024	June 2023	March 2024	June 2024	June 2023
Interest income	$374,184	$345,932	$369,180	$743,364	$675,235
Interest expense	148,469	118,471	146,691	295,160	213,454

Net interest income	225,715	227,461	222,489	448,204	461,781
Provision for credit losses	5,779	11,440	5,740	11,519	18,330
Noninterest income	30,223	35,178	32,212	62,435	67,922
Noninterest expense	134,774	135,288	140,742	275,516	272,707

Income before income taxes	115,385	115,911	108,219	223,604	238,666
Income taxes	18,878	23,452	21,405	40,283	47,900

Net income	$96,507	$92,459	$86,814	$183,321	$190,766

PER COMMON SHARE:
Net income:
Basic	$0.71	$0.68	$0.64	$1.36	$1.42
Diluted	0.71	0.68	0.64	1.35	1.41
Cash dividends	$0.37	$0.36	0.37	0.74	0.72
Book value			35.56	35.92	34.37
Closing market price			$35.79	$32.44	$29.67
Common shares outstanding:
Actual at period end, net of treasury shares			135,192,675	135,195,704	134,934,858
Weighted average-basic	135,137,901	134,683,010	134,808,634	134,881,314	134,472,074
Weighted average-diluted	135,314,785	134,849,818	135,121,380	135,103,288	134,748,868
FINANCIAL RATIOS:
Return on average assets	1.32%	1.26%	1.19%	1.25%	1.31%
Return on average shareholders’ equity	7.99%	7.96%	7.25%	7.62%	8.34%
Return on average tangible equity (non-GAAP)(1)	13.12%	13.47%	11.98%	12.55%	14.20%
Average equity to average assets	16.54%	15.83%	16.36%	16.45%	15.66%
Net interest margin	3.50%	3.51%	3.44%	3.47%	3.57%

PERIOD END BALANCES:	June 30 2024	December 31 2023	June 30 2023	March 31 2024
Assets	$29,957,418	$29,926,482	$29,694,651	$30,028,798
Earning assets	26,572,087	26,623,652	26,335,600	26,659,694
Loans & leases, net of unearned income	21,598,727	21,359,084	20,764,291	21,520,076
Loans held for sale	66,475	56,261	91,296	44,426
Investment securities	3,650,582	4,125,754	4,342,714	3,954,519
Total deposits	23,066,440	22,819,319	22,369,753	22,919,746
Shareholders’ equity	4,856,633	4,771,240	4,637,043	4,807,441

Note:	(1) See information under the “Selected Financial Ratios” table for a reconciliation of non-GAAP measure.

UNITED BANKSHARES, INC. AND SUBSIDIARIES

Washington, D.C. and Charleston, WV

Stock Symbol: UBSI

(In Thousands Except for Per Share Data)

Consolidated Statements of Income	Three Months Ended			Six Months Ended
	June	June	March	June	June
	2024	2023	2024	2024	2023
Interest & Loan Fees Income (GAAP)	$374,184	$345,932	$369,180	$743,364	$675,235
Tax equivalent adjustment	867	1,144	872	1,739	2,279

Interest & Fees Income (FTE) (non-GAAP)	375,051	347,076	370,052	745,103	677,514
Interest Expense	148,469	118,471	146,691	295,160	213,454

Net Interest Income (FTE) (non-GAAP)	226,582	228,605	223,361	449,943	464,060
Provision for Credit Losses	5,779	11,440	5,740	11,519	18,330
Noninterest Income:
Fees from trust services	4,744	4,516	4,646	9,390	9,296
Fees from brokerage services	4,959	3,918	5,267	10,226	8,118
Fees from deposit services	9,326	9,325	8,971	18,297	18,687
Bankcard fees and merchant discounts	1,355	1,707	1,873	3,228	3,414
Other charges, commissions, and fees	869	949	858	1,727	2,087
Income from bank-owned life insurance	2,549	2,022	2,418	4,967	3,913
Income from mortgage banking activities	3,901	7,907	5,298	9,199	14,291
Mortgage loan servicing income	783	9,841	789	1,572	12,117
Net losses on investment securities	(218)	(7,336)	(99)	(317)	(7,741)
Other noninterest income	1,955	2,329	2,191	4,146	3,740

Total Noninterest Income	30,223	35,178	32,212	62,435	67,922

Noninterest Expense:
Employee compensation	58,501	58,502	59,293	117,794	113,916
Employee benefits	12,147	12,236	14,671	26,818	25,671
Net occupancy	11,400	11,409	12,343	23,743	23,242
Data processing	7,290	7,256	7,463	14,753	14,729
Amortization of intangibles	910	1,279	910	1,820	2,558
OREO expense	268	315	159	427	982
Net losses (gains) on the sale of OREO properties	32	16	(83)	(51)	(27)
Equipment expense	7,548	8,026	6,853	14,401	15,022
FDIC insurance expense	5,058	4,570	6,455	11,513	9,157
Mortgage loan servicing expense and impairment	1,011	1,699	1,015	2,026	3,583
Expense for the reserve for unfunded loan commitments	(2,177)	(2,021)	(1,790)	(3,967)	579
Other noninterest expense	32,786	32,001	33,453	66,239	63,295

Total Noninterest Expense	134,774	135,288	140,742	275,516	272,707

Income Before Income Taxes (FTE) (non-GAAP)	116,252	117,055	109,091	225,343	240,945
Tax equivalent adjustment	867	1,144	872	1,739	2,279

Income Before Income Taxes (GAAP)	115,385	115,911	108,219	223,604	238,666
Taxes	18,878	23,452	21,405	40,283	47,900

Net Income	$96,507	$92,459	$86,814	$183,321	$190,766

MEMO: Effective Tax Rate	16.36%	20.23%	19.78%	18.02%	20.07%

UNITED BANKSHARES, INC. AND SUBSIDIARIES

Washington, D.C. and Charleston, WV

Stock Symbol: UBSI

(In Thousands Except for Per Share Data)

Consolidated Balance Sheets

	June 2024	June 2023	June 30	December 31	June 30	March 31
	Q-T-D Average	Q-T-D Average	2024	2023	2023	2024
Cash & Cash Equivalents	$1,174,885	$1,282,923	$1,858,861	$1,598,943	$1,692,357	$1,732,646
Securities Available for Sale	3,472,389	4,320,055	3,315,726	3,786,377	4,005,324	3,613,975
Less: Allowance for credit losses	0	0	0	0	0	0

Net available for sale securities	3,472,389	4,320,055	3,315,726	3,786,377	4,005,324	3,613,975
Securities Held to Maturity	1,020	1,020	1,020	1,020	1,020	1,020
Less: Allowance for credit losses	(19)	(19)	(19)	(17)	(19)	(19)

Net held to maturity securities	1,001	1,001	1,001	1,003	1,001	1,001
Equity Securities	12,832	8,081	11,094	8,945	8,443	8,762
Other Investment Securities	312,684	332,904	322,761	329,429	327,946	330,781

Total Securities	3,798,906	4,662,041	3,650,582	4,125,754	4,342,714	3,954,519

Total Cash and Securities	4,973,791	5,944,964	5,509,443	5,724,697	6,035,071	5,687,165

Loans held for sale	56,298	72,966	66,475	56,261	91,296	44,426
Commercial Loans & Leases	15,815,382	14,980,069	15,894,244	15,535,204	15,083,157	15,725,038
Mortgage Loans	4,763,655	4,347,941	4,759,798	4,728,374	4,437,158	4,769,495
Consumer Loans	1,016,764	1,322,889	956,385	1,109,607	1,261,611	1,038,035

Gross Loans	21,595,801	20,650,899	21,610,427	21,373,185	20,781,926	21,532,568
Unearned income	(12,201)	(18,356)	(11,700)	(14,101)	(17,635)	(12,492)

Loans & Leases, net of unearned income	21,583,600	20,632,543	21,598,727	21,359,084	20,764,291	21,520,076
Allowance for Loan & Lease Losses	(263,050)	(240,611)	(267,423)	(259,237)	(250,721)	(262,905)

Net Loans	21,320,550	20,391,932	21,331,304	21,099,847	20,513,570	21,257,171
Mortgage Servicing Rights	4,116	14,662	3,934	4,554	4,627	4,241
Goodwill	1,888,889	1,888,889	1,888,889	1,888,889	1,888,889	1,888,889
Other Intangibles	11,275	17,164	10,685	12,505	16,339	11,595
Operating Lease Right-of-Use Asset	85,210	78,872	83,045	86,986	80,641	86,074
Other Real Estate Owned	2,335	4,070	2,156	2,615	3,756	2,670
Bank Owned Life Insurance	491,599	482,791	493,498	486,895	483,906	490,596
Other Assets	536,101	542,502	567,989	563,233	576,556	555,971

Total Assets	$29,370,164	$29,438,812	$29,957,418	$29,926,482	$29,694,651	$30,028,798

MEMO: Interest-earning Assets	$26,012,725	$26,121,011	$26,572,087	$26,623,652	$26,335,600	$26,659,694

Interest-bearing Deposits	$16,740,124	$15,520,461	$17,134,728	$16,670,239	$15,918,927	$16,902,397
Noninterest-bearing Deposits	5,976,971	6,500,259	5,931,712	6,149,080	6,450,826	6,017,349

Total Deposits	22,717,095	22,020,720	23,066,440	22,819,319	22,369,753	22,919,746
Short-term Borrowings	206,234	177,315	203,519	196,095	176,739	207,727
Long-term Borrowings	1,290,405	2,307,485	1,489,764	1,789,103	2,188,438	1,739,434

Total Borrowings	1,496,639	2,484,800	1,693,283	1,985,198	2,365,177	1,947,161
Operating Lease Liability	91,437	83,335	89,308	92,885	85,038	92,266
Other Liabilities	207,100	190,863	251,754	257,840	237,640	262,184

Total Liabilities	24,512,271	24,779,718	25,100,785	25,155,242	25,057,608	25,221,357

Preferred Equity	0	0	0	0	0	0
Common Equity	4,857,893	4,659,094	4,856,633	4,771,240	4,637,043	4,807,441

Total Shareholders’ Equity	4,857,893	4,659,094	4,856,633	4,771,240	4,637,043	4,807,441

Total Liabilities & Equity	$29,370,164	$29,438,812	$29,957,418	$29,926,482	$29,694,651	$30,028,798

MEMO: Interest-bearing Liabilities	$18,236,763	$18,005,261	$18,828,011	$18,655,437	$18,284,104	$18,849,558

UNITED BANKSHARES, INC. AND SUBSIDIARIES

Washington, D.C. and Charleston, WV

Stock Symbol: UBSI

(In Thousands Except for Per Share Data)

	Three Months Ended			Six Months Ended
Quarterly/Year-to-Date Share Data:	June 2024	June 2023	March 2024	June 2024	June 2023
Earnings Per Share:
Basic	$0.71	$0.68	$0.64	$1.36	$1.42
Diluted	$0.71	$0.68	$0.64	$1.35	$1.41
Common Dividend Declared Per Share	$0.37	$0.36	$0.37	$0.74	$0.72
High Common Stock Price	$36.08	$35.61	$38.18	$38.18	$42.45
Low Common Stock Price	$30.68	$27.68	$32.92	$30.68	$27.68
Average Shares Outstanding (Net of Treasury Stock):
Basic	135,137,901	134,683,010	134,808,634	134,881,314	134,472,074
Diluted	135,314,785	134,849,818	135,121,380	135,103,288	134,748,868
Common Dividends	$50,204	$48,628	$50,213	$100,417	$97,348
Dividend Payout Ratio	52.02%	52.59%	57.84%	54.78%	51.03%

	June 30	December 31	June 30	March 31
EOP Share Data:	2024	2023	2023	2024
Book Value Per Share	$35.92	$35.36	$34.37	$35.56
Tangible Book Value Per Share (non-GAAP) (1)	$21.87	$21.27	$20.25	$21.50
52-week High Common Stock Price	$38.74	$42.45	$44.15	$38.74
Date	12/14/23	2/3/2023	11/11/22	12/14/23
52-week Low Common Stock Price	$25.35	$25.35	$27.68	$25.35
Date	10/24/23	10/24/23	5/12/23	10/24/23
EOP Shares Outstanding (Net of Treasury Stock):	135,195,704	134,949,063	134,934,858	135,192,675
Memorandum Items:
Employees (full-time equivalent)	2,644	2,736	2,799	2,716
Note:
(1) Tangible Book Value Per Share:
Total Shareholders’ Equity (GAAP)	$4,856,633	$4,771,240	$4,637,043	$4,807,441
Less: Total Intangibles	(1,899,574)	(1,901,394)	(1,905,228)	(1,900,484)

Tangible Equity (non-GAAP)	$2,957,059	$2,869,846	$2,731,815	$2,906,957
÷ EOP Shares Outstanding (Net of Treasury Stock)	135,195,704	134,949,063	134,934,858	135,192,675

Tangible Book Value Per Share (non-GAAP)	$21.87	$21.27	$20.25	$21.50

UNITED BANKSHARES, INC. AND SUBSIDIARIES

Washington, D.C. and Charleston, WV

Stock Symbol: UBSI

(In Thousands Except for Per Share Data)

	Three Months Ended June 2024			Three Months Ended June 2023			Three Months Ended March 2024
Selected Average Balances and Yields:	Average		Average	Average		Average	Average		Average
ASSETS:	Balance	Interest(1)	Rate(1)	Balance	Interest(1)	Rate(1)	Balance	Interest(1)	Rate(1)
Earning Assets:
Federal funds sold and securities purchased under agreements to resell and other short-term investments	$930,453	$12,787	5.53%	$994,072	$12,706	5.13%	$882,656	$12,303	5.61%
Investment securities:
Taxable	3,496,310	33,968	3.89%	4,274,123	36,721	3.44%	3,743,157	34,722	3.71%
Tax-exempt	209,114	1,488	2.85%	387,918	2,718	2.80%	212,375	1,474	2.78%

Total securities	3,705,424	35,456	3.83%	4,662,041	39,439	3.38%	3,955,532	36,196	3.66%
Loans and loans held for sale, net of unearned income (2)	21,639,898	326,808	6.07%	20,705,509	294,931	5.71%	21,508,611	321,553	6.01%
Allowance for loan losses	(263,050)			(240,611)			(259,341)

Net loans and loans held for sale	21,376,848		6.14%	20,464,898		5.78%	21,249,270		6.08%

Total earning assets	26,012,725	$375,051	5.79%	26,121,011	$347,076	5.33%	26,087,458	$370,052	5.70%

Other assets	3,357,439			3,317,801			3,344,925

TOTAL ASSETS	$29,370,164			$29,438,812			$29,432,383

LIABILITIES:
Interest-Bearing Liabilities:
Interest-bearing deposits	$16,740,124	$132,425	3.18%	$15,520,461	$91,577	2.37%	$16,663,765	$128,377	3.10%
Short-term borrowings	206,234	2,206	4.30%	177,315	1,489	3.37%	203,570	2,082	4.11%
Long-term borrowings	1,290,405	13,838	4.31%	2,307,485	25,405	4.42%	1,500,237	16,232	4.35%

Total interest-bearing liabilities	18,236,763	148,469	3.27%	18,005,261	118,471	2.64%	18,367,572	146,691	3.21%

Noninterest-bearing deposits	5,976,971			6,500,259			5,941,866
Accrued expenses and other liabilities	298,537			274,198			306,469

TOTAL LIABILITIES	24,512,271			24,779,718			24,615,907
SHAREHOLDERS’ EQUITY	4,857,893			4,659,094			4,816,476

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$29,370,164			$29,438,812			$29,432,383

NET INTEREST INCOME		$226,582			$228,605			$223,361

INTEREST RATE SPREAD			2.52%			2.69%			2.49%
NET INTEREST MARGIN			3.50%			3.51%			3.44%

(1)	The interest income and the yields on federally nontaxable loans and investment securities are presented on a tax-equivalent basis using the statutory federal income tax rate of 21%.
(2)	Nonaccruing loans are included in the daily average loan amounts outstanding.

UNITED BANKSHARES, INC. AND SUBSIDIARIES

Washington, D.C. and Charleston, WV

Stock Symbol: UBSI

(In Thousands Except for Per Share Data)

	Six Months Ended June 2024			Six Months Ended June 2023
Selected Average Balances and Yields:	Average		Average	Average		Average
ASSETS:	Balance	Interest(1)	Rate(1)	Balance	Interest(1)	Rate(1)
Earning Assets:
Federal funds sold and securities purchased under agreements to resell and other short-term investments	$906,555	$25,090	5.57%	$965,393	$23,689	4.95%
Investment securities:
Taxable	3,619,733	68,690	3.80%	4,339,132	72,980	3.36%
Tax-exempt	210,745	2,962	2.81%	387,795	5,458	2.81%

Total securities	3,830,478	71,652	3.74%	4,726,927	78,438	3.32%
Loans and loans held for sale, net of unearned income (2)	21,574,254	648,361	6.04%	20,694,619	575,387	5.60%
Allowance for loan losses	(261,196)			(237,726)

Net loans and loans held for sale	21,313,058		6.11%	20,456,893		5.67%

Total earning assets	26,050,091	$745,103	5.74%	26,149,213	$677,514	5.21%

Other assets	3,350,473			3,324,719

TOTAL ASSETS	$29,400,564			$29,473,932

LIABILITIES:
Interest-Bearing Liabilities:
Interest-bearing deposits	$16,701,944	$260,802	3.14%	$15,354,468	$160,169	2.10%
Short-term borrowings	204,902	4,288	4.21%	171,994	2,646	3.10%
Long-term borrowings	1,395,321	30,070	4.33%	2,362,437	50,639	4.32%

Total interest-bearing liabilities	18,302,167	295,160	3.24%	17,888,899	213,454	2.41%

Noninterest-bearing deposits	5,959,418			6,697,549
Accrued expenses and other liabilities	301,673			272,575

TOTAL LIABILITIES	24,563,258			24,859,023
SHAREHOLDERS’ EQUITY	4,837,306			4,614,909

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$29,400,564			$29,473,932

NET INTEREST INCOME		$449,943			$464,060

INTEREST RATE SPREAD			2.50%			2.80%
NET INTEREST MARGIN			3.47%			3.57%

(1)	The interest income and the yields on federally nontaxable loans and investment securities are presented on a tax-equivalent basis using the statutory federal income tax rate of 21%.
(2)	Nonaccruing loans are included in the daily average loan amounts outstanding.

UNITED BANKSHARES, INC. AND SUBSIDIARIES

Washington, D.C. and Charleston, WV

Stock Symbol: UBSI

(In Thousands Except for Per Share Data)

	Three Months Ended						Six Months Ended
	June		June		March		June		June
Selected Financial Ratios:	2024		2023		2024		2024		2023
Return on Average Assets	1.32%		1.26%		1.19%		1.25%		1.31%
Return on Average Shareholders’ Equity	7.99%		7.96%		7.25%		7.62%		8.34%
Return on Average Tangible Equity (non-GAAP) (1)	13.12%		13.47%		11.98%		12.55%		14.20%
Efficiency Ratio	52.66%		51.51%		55.26%		53.96%		51.48%
Price / Earnings Ratio	11.40	x	10.84	x	13.96	x	11.98	x	10.50	x
Note:
(1) Return on Average Tangible Equity:
(a) Net Income (GAAP)	$96,507		$92,459		$86,814		$183,321		$190,766
(b) Number of Days	91		91		91		182		181
Average Total Shareholders’ Equity (GAAP)	$4,857,893		$4,659,094		$4,816,476		$4,837,306		$4,614,909
Less: Average Total Intangibles	(1,900,164)		(1,906,053)		(1,901,074)		(1,900,619)		(1,906,689)

(c) Average Tangible Equity (non-GAAP)	$2,957,729		$2,753,041		$2,915,402		$2,936,687		$2,708,220
Return on Average Tangible Equity (non-GAAP) [(a) / (b)] x 366 or 365 / (c)	13.12%		13.47%		11.98%		12.55%		14.20%

Selected Financial Ratios:	June 30 2024		December 31 2023		June 30 2023		March 31 2024
Loans & Leases, net of unearned income / Deposit Ratio	93.64%		93.60%		92.82%		93.89%
Allowance for Loan & Lease Losses/ Loans & Leases, net of unearned income	1.24%		1.21%		1.21%		1.22%
Allowance for Credit Losses (2)/ Loans & Leases, net of unearned income	1.43%		1.42%		1.43%		1.42%
Nonaccrual Loans / Loans & Leases, net of unearned income	0.25%		0.14%		0.13%		0.29%
90-Day Past Due Loans/ Loans & Leases, net of unearned income	0.06%		0.07%		0.07%		0.05%
Non-performing Loans/ Loans & Leases, net of unearned income	0.30%		0.21%		0.20%		0.35%
Non-performing Assets/ Total Assets	0.23%		0.16%		0.15%		0.26%
Primary Capital Ratio	17.06%		16.79%		16.45%		16.86%
Shareholders’ Equity Ratio	16.21%		15.94%		15.62%		16.01%
Price / Book Ratio	0.90	x	1.06	x	0.86	x	1.01	x

Note:

(2)	Includes allowances for loan losses and lending-related commitments.

UNITED BANKSHARES, INC. AND SUBSIDIARIES

Washington, D.C. and Charleston, WV

Stock Symbol: UBSI

(In Thousands Except for Per Share Data)

	Three Months Ended			Six Months Ended
	June 30	June 30	March 31	June 30	June 30
Mortgage Banking Data: (1)	2024	2023	2024	2024	2023
Loans originated	$185,322	$271,829	$176,906	$362,228	$449,637
Loans sold	163,273	248,709	188,741	352,014	415,220

		June 30	December 31	June 30	March 31
Mortgage Loan Servicing Data:		2024	2023	2023	2024
Balance of loans serviced		$1,138,443	$1,202,448	$1,242,441	$1,173,246
Number of loans serviced		11,853	12,419	12,843	12,163

		June 30	December 31	June 30	March 31
Asset Quality Data:		2024	2023	2023	2024
EOP Non-Accrual Loans		$52,929	$30,919	$26,545	$63,053
EOP 90-Day Past Due Loans		12,402	14,579	15,007	11,329

Total EOP Non-performing Loans		$65,331	$45,498	$41,552	$74,382
EOP Other Real Estate Owned		2,156	2,615	3,756	2,670

Total EOP Non-performing Assets		$67,487	$48,113	$45,308	$77,052

	Three Months Ended			Six Months Ended
	June 30	June 30	March 31	June 30	June 30
Allowance for Loan & Lease Losses:	2024	2023	2024	2024	2023
Beginning Balance	$262,905	$240,491	$259,237	$259,237	$234,746
Gross Charge-offs	(2,542)	(2,274)	(3,576)	(6,118)	(5,210)
Recoveries	1,281	1,065	1,506	2,787	2,856

Net Charge-offs	(1,261)	(1,209)	(2,070)	(3,331)	(2,354)
Provision for Loan & Lease Losses	5,779	11,439	5,738	11,517	18,329

Ending Balance	$267,423	$250,721	$262,905	$267,423	$250,721
Reserve for lending-related commitments	40,739	46,768	42,915	40,739	46,768

Allowance for Credit Losses (2)	$308,162	$297,489	$305,820	$308,162	$297,489

Notes:

(1)

During the first quarter of 2024, United completed its previously announced consolidation of its mortgage delivery channels. Based on an evaluation performed in accordance with ASC 280, Segment Reporting, beginning with the periods as of March 31, 2024, United operates one reportable business segment. Mortgage banking data above is presented on a consolidated basis for all current and prior periods.

(2)	Includes allowances for loan losses and lending-related commitments.

Second Quarter 2024 Earnings Review United Bankshares, Inc. (UBSI) July 25, 2024 Exhibit 99.2

Forward Looking Statements This presentation and statements made by United Bankshares, Inc. (“UBSI”) and its management contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These forward-looking statements are intended to be covered by the safe harbor provisions for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995. These forward-looking statements include, but are not limited to, statements about (i) the benefits of the merger between Piedmont Bancorp, Inc. (“Piedmont”) and UBSI (the “Merger”), including future financial and operating results, cost savings enhancements to revenue and accretion to reported earnings that may be realized from the Merger; (ii) UBSI’s and Piedmont’s plans, objectives, expectations and intentions and other statements contained in this press release that are not historical facts; and (iii) other statements identified by words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates,” “targets,” “projects,” “will,” or words of similar meaning generally intended to identify forward-looking statements. These forward-looking statements are based upon the current beliefs and expectations of the respective managements of UBSI and Piedmont and are inherently subject to significant business, economic and competitive uncertainties and contingencies, many of which are beyond the control of UBSI and Piedmont. In addition, these forward-looking statements are subject to assumptions with respect to future business strategies and decisions that are subject to change. Actual results may differ materially from the anticipated results discussed in these forward-looking statements because of possible uncertainties.   The following factors, among others, could cause actual results to differ materially from the anticipated results or other expectations expressed in the forward-looking statements: (1) the businesses of UBSI and Piedmont may not be combined successfully, or such combination may take longer, be more difficult, time-consuming or costly to accomplish than expected; (2) the expected growth opportunities or cost savings from the Merger may not be fully realized or may take longer to realize than expected; (3) deposit attrition, operating costs, customer losses and business disruption following the Merger, including adverse effects on relationships with employees, may be greater than expected; (4) the regulatory approvals required for the Merger may not be obtained on the proposed terms or on the anticipated schedule or may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the transaction; (5) the shareholders of Piedmont may fail to approve the Merger; (6) legislative or regulatory changes, including changes in accounting standards, may adversely affect the businesses in which UBSI and Piedmont are engaged; (7) the possibility of increased scrutiny by, and/or additional regulatory requirements of, governmental authorities as a result of the transaction or the size, scope and complexity of UBSI’s business operations following the Merger; (8) competitive pressures on product pricing and services; (9) success, impact, and timing of UBSI’s business strategies, including market acceptance of any new products or services; (10) disruption from the Merger making it more difficult to maintain relationships with employees, customers or other parties with whom UBSI and Piedmont have business relationships; (11) diversion of management time on Merger-related issues; (12) risks relating to the potential dilutive effect of the shares of UBSI common stock to be issued in the Merger; (13) reputational risk and the reaction of each company’s customers, suppliers, employees or other business partners to the transaction; (14) the failure of the closing conditions in the merger agreement to be satisfied, or any unexpected delay in closing the transaction or the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement; (15) the outcome of any legal proceedings that may be instituted against UBSI or Piedmont; (16) general competitive, economic, political and market conditions and other factors that may affect future results of UBSI and Piedmont, including changes in asset quality and credit risk; the inability to sustain revenue and earnings growth; changes in interest rates and capital markets; inflation; customer borrowing, repayment, investment and deposit practices; the impact, extent and timing of technological changes; capital management activities; and other actions of the Federal Reserve Board and legislative and regulatory actions and reforms; (17) uncertainty in U.S. fiscal and monetary policy, including the interest rate policies of the Federal Reserve Board; (18) volatility and disruptions in global capital and credit markets; and (18) the nature, extent, timing, and results of governmental actions, examinations, reviews, reforms, regulations, and interpretations. Additional factors, that could cause actual results to differ materially from those expressed in the forward-looking statements are discussed in UBSI’s reports (such as Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K) filed with the SEC and available on the SEC’s Internet site (http://www.sec.gov). FORWARD LOOKING STATEMENTS

UBSI and Piedmont caution that the foregoing list of factors is not exclusive. All subsequent written and oral forward-looking statements concerning the proposed transaction or other matters attributable to UBSI or Piedmont or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements above. UBSI and Piedmont do not undertake any obligation to update any forward-looking statement to reflect circumstances or events that occur after the date the forward-looking statements are made.   Additional Information About the Merger and Where to Find It   Shareholders of UBSI and Piedmont and other investors are urged to read the proxy statement/prospectus that is included in the registration statement on Form S-4 UBSI filed with the SEC in connection with the proposed Merger because it contains important information about UBSI, Piedmont, the Merger, the persons soliciting proxies in the Merger and their interests in the Merger and related matters. The Merger will be submitted to Piedmont’s shareholders for their consideration.  This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval in favor of the Merger, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.  Investors will be able to obtain all documents filed with the SEC by UBSI free of charge at the SEC’s Internet site (http://www.sec.gov). In addition, documents filed with the SEC by UBSI will be available free of charge from the Corporate Secretary of United Bankshares, Inc., 514 Market Street, Parkersburg, West Virginia 26101 telephone (304) 424-8800. The proxy statement/prospectus and the other documents may also be obtained for free by accessing UBSI’s website at www.ubsi-inc.com under the tab “Financials” and then under the heading “SEC Filings”. You are urged to read the proxy statement/prospectus carefully before making a decision concerning the Merger.   Participants in the Transactions   UBSI, Piedmont and their respective directors, executive officers and certain other members of management and employees may be deemed “participants” in the solicitation of proxies from Piedmont’s shareholders in favor of the Merger. Information regarding the persons who may, under the rules of the SEC, be considered participants in the solicitation of the Piedmont’s shareholders in connection with the proposed Merger are set forth in the proxy statement/prospectus filed with the SEC.   You can find information about the executive officers and directors of UBSI in its Annual Report on Form 10-K for the year ended December 31, 2023 and in its definitive proxy statement filed with the SEC on April 2, 2024.   FORWARD LOOKING STATEMENTS (Continued)

Achieved Net Income of $96.5 million and Diluted Earnings Per Share of $0.71 Generated Return on Average Assets of 1.32%, Return on Average Equity of 7.99%, and Return on Average Tangible Equity* of 13.12% Announced the signing of a definitive merger agreement to acquire Piedmont Bancorp, Inc. Financially compelling strategic transaction that provides expansion into the attractive Greater Atlanta Area, adding to UBSI’s growing presence in the Southeast Consistently ranked as one of the most trustworthy banks in America by Newsweek (#1 in 2023, #2 in 2022, #4 in 2024) Quarterly dividend of $0.37 per share equates to a yield of ~4.0% (based upon recent prices). 2023 was the 50th consecutive year of dividend increases to shareholders Net Interest Margin (FTE) increased from 3.44% to 3.50% Asset quality remains sound and Non-Performing Assets remained low at 0.23% of Total Assets Strong expense control with an efficiency ratio of 52.66% Capital position remains robust and liquidity remains sound 2Q24 HIGHLIGHTS *Non-GAAP measure. Refer to appendix.

Linked-Quarter (LQ) Net Income was $96.5 million in 2Q24 compared to $86.8 million in 1Q24, with diluted EPS of $0.71 in 2Q24 compared to $0.64 in 1Q24. Net Interest Income increased $3.2 million driven by a higher yield on average net loans and loans held for sale, organic loan growth and a decrease in average long-term borrowings partially offset by higher interest expense driven by the impact of deposit rate repricing. 1Q24 included a $593 thousand interest reversal due to a C&I loan relationship being placed on nonaccrual whereas 2Q24 included a $654 thousand interest recovery from a CRE nonaccrual loan payoff. Provision Expense was $5.8 million in 2Q24 compared to $5.7 million in 1Q24. Noninterest Income decreased $2.0 million compared to 1Q24 primarily due to a decrease in income from mortgage banking activities of $1.4 million driven by lower mortgage loan sale volume and a lower margin. During 2Q24, United recognized a $6.9 million gain on the VISA share exchange. United also sold $102.7 million of AFS investment securities at a loss of $6.8 million. Noninterest Expense decreased $6.0 million compared to 1Q24 driven by a decreases in employee benefits of $2.5 million, FDIC insurance expense of $1.4 million as well as smaller decreases in other categories of noninterest expense. The decrease in FDIC insurance expense was primarily due to the inclusion of an incremental $1.8 million of expense related to the FDIC special assessment in 1Q24. Other noninterest expense decreased $0.7 million driven by lower amounts of certain general operating expenses partially offset by $1.3 million in merger-related expenses related to the Piedmont acquisition. The effective tax rate decreased from 19.8% to 16.4% in 2Q24 driven by the impact of discrete tax benefits recognized in 2Q24. EARNINGS SUMMARY

*Non-GAAP measure. Refer to appendix. Strong profitability and expense control 4Q23 was impacted by a $12.0 million expense related to the FDIC’s special assessment levied on banking organizations to recover losses to the Deposit Insurance Fund. PERFORMANCE RATIOS

NET INTEREST INCOME AND MARGIN



Average Yields
7.00%
6.00%
5.00%
4.00%
3.00%
2.00%
1.00%
0.00%
2Q23
3Q23
4Q23
1Q24
2Q24
Net Loans
Investment Securities
Interest-Bearing Deposits



Net Interest Income & Net Interest Margin
$250
$225
$200
$175
$150
$125
$100
$75
$50
$25
$0
4.50%
4.00%
3.50%
3.00%
2.50%
2.00%
1.50%
1.00%
0.50%
0.00%

	2Q23	3Q23	4Q23	1Q24	2Q24
Loan PA Accretion	3.1	2.3	3.0	2.5	2.4
Net Interest Income (FTE), excluding loan accretion	225.5	227.0	227.5	220.9	224.2
Net Interest Margin (FTE)	3.51%	3.54%	3.55%	3.44%	3.50%

- Reported Net Interest Margin increased from 3.44% to 3.50% LQ.
- Linked-quarter Net Interest Income (FTE) increased $3.2 million driven by a higher yield on average net loans and loans held for sale, organic loan growth and a decrease in average long-term borrowings partially offset by higher interest expense driven by the impact of deposit rate repricing. 1Q24 included a $593 thousand interest reversal due to a C&I loan relationship placed on nonaccrual whereas 2Q24 included a $654 thousand interest recovery from a CRE nonaccrual loan payoff. The interest recovery contributed approximately 1 basis point to the net interest margin in 2Q24.
- Approximately ~56% of the loan portfolio is fixed rate and ~44% is adjustable rate, while ~30% of the total portfolio is projected to reprice within the next 3 months.
- ~26% of the securities portfolio is floating rate. Securities balances of approximately ~$585 million with an average yield of ~5.2% are projected to roll off over the remainder of 2024. During 2Q24, approximately ~$103 million of securities with an average yield of ~2.4% were sold at a loss of $6.8 million. Approximately ~$95 million was reinvested in securities with an average yield of ~5.3%. HTM securities are immaterial at $1.0 million, or 0.0% of total securities. The duration of the AFS portfolio is 4.3 years.
- Time deposits have an average maturity of ~7 months. Approximately ~11% of total deposits have interest rates tied to a floating rate index.
- Scheduled purchase accounting loan accretion is estimated at $3.9 million for the remainder of FY 2024 and $5.8 million for FY 2025 (not including the impact from the Piedmont acquisition).

7
UNITED BANKSHARES, INC.

LOAN SUMMARY (EXCLUDES LOANS HELD FOR SALE)



Loans, EOP
$22,000
$20,000
$18,000
$16,000
$14,000
$12,000
$10,000
$8,000
$6,000
$4,000
$2,000
$-
$20,782
$21,115
$21,373
$21,533
$21,610
2Q23
3Q23
4Q23
1Q24
2Q24

$ in millions



Non Owner Occupied CRE
Other 17%
Retail 18%
Office 14%
Multifamily 23%
Special Purpose 9%
Hospitality 14%
Industrial 5%

		2Q24	% of Total		LQ Change
Owner Occupied CRE	$	1,601	7.4%	$	(24)
Non Owner Occupied CRE	$	7,068	32.7%	$	58
Commercial	$	3,450	16.0%	$	(90)
Residential Real Estate	$	5,408	25.0%	$	41
Construction & Land Dev.	$	3,164	14.6%	$	167
Bankcard	$	10	0.0%	$	0
Consumer	$	910	4.2%	$	(74)
Total Gross Loans	$	21,610	100.0%	$	78

- Linked-Quarter loan balances increased $78 million primarily driven by Construction & Land Development and Non Owner Occupied CRE loans.
- Loan growth continues to be led by the North Carolina & South Carolina markets, with loan balances up 19.0% annualized in 2Q24, and up 16.5% annualized YTD.
- Non Owner Occupied CRE to Total Risk Based Capital was ~270% at 2Q24. CRE portfolio remains diversified among underlying collateral types.
- Non Owner Occupied Office loans total $1.0 billion (~5% of total loans). The Top 40 Office loans make up ~69% of total Non Owner Occupied Office balances. The weighted average LTV based on current loan balances and appraised values at origination for the Top 40 was ~55% at 6/30/24. The weighted average LTV at origination for the Top 40 was ~62%. United has been disciplined in its approach to underwriting Office loans. The stringent underwriting process focuses on the underlying tenants, lease terms, sponsor support, location, property class, amenities, etc.
- Weighted average FICO of all consumer-related loan sectors is ~757.
- Total purchase accounting-related fair value discount on loans was $31 million as of 6/30/24.

8
UNITED BANKSHARES, INC.

End of Period Balances (000s) 3/31/24 6/30/24 Non-Accrual Loans $63,053 $52,929 90-Day Past Due Loans $11,329 $12,402 Total Non-performing Loans $74,382 $65,331 Other Real Estate Owned $2,670 $2,156 Total Non-performing Assets $77,052 $67,487 Non-performing Loans / Loans 0.35% 0.30% Non-performing Assets / Total Assets 0.26% 0.23% Annualized Net Charge-offs / Average Loans 0.04% 0.02% Allowance for Loan & Lease Losses (ALLL) $262,905 $267,423 ALLL / Loans, net of unearned income 1.22% 1.24% Allowance for Credit Losses (ACL)* $305,820 $308,162 ACL / Loans, net of unearned income 1.42% 1.43% NPAs were $67.5 million at 6/30/24 compared to $77.1 million at 3/31/24 with the ratio of NPAs to Total Assets decreasing from 0.26% to 0.23%. 30-89 Day Past Due loans were 0.40% of total loans at 6/30/24 compared to 0.32% at 3/31/24 and 0.39% at 12/31/23. ALLL increased $4.5 million LQ to 1.24% of Total Loans. *ACL is comprised of ALLL and the reserve for lending-related commitments CREDIT QUALITY

Strong core deposit base with 26% of deposits in Non Interest Bearing accounts. LQ deposits increased $147 million driven by Interest Bearing Transaction, Money Market Accounts and Time Deposits, partially offset by declines in other categories. Brokered deposits total $144 million (only 0.6% of total deposits), which represents a decline of $123 million compared to 1Q24. Cumulative interest bearing deposit beta of ~57% and total deposit beta of ~42% since 1Q22. Enviable deposit franchise with an attractive mix of both high growth MSAs and stable, rural markets with a dominant market share position. Top 10 Deposit Markets by MSA (as of 6/30/23) MSA Total Deposits In Market ($000) Number of Branches Rank Washington, DC 9,907,513 61 6 Charleston, WV 1,573,967 7 2 Morgantown, WV 1,038,394 6 2 Myrtle Beach, SC 828,928 11 7 Parkersburg, WV 778,888 4 1 Richmond, VA 733,180 12 8 Hagerstown, MD 621,574 6 3 Charlotte, NC 594,782 7 17 Wheeling, WV 516,579 6 2 Beckley, WV 482,704 6 2 $ in millions Source: S&P Global Market Intelligence DEPOSIT SUMMARY

LIQUIDITY POSITION & ADDITIONAL DEPOSIT DETAIL

Deposit Account Details ($ in millions)	End of Period Ratios / Values	
	6/30/24	% of Total Deposits
Estimated Uninsured Deposits (less affiliate and collateralized deposits)	$6,818	30%
Estimated Insured/Collateralized Deposits	$16,248	70%
Total Deposits	$23,066	100%

- Liquidity remains strong with a granular deposit base and geographic diversification.
  - Average deposit account size is ~$35 thousand with >650 thousand total deposit accounts.
- Estimated uninsured/uncollateralized deposits were 28% at 12/31/23 and 37% at 12/31/22.

Available Liquidity ($ in millions)	6/30/24
Cash & Cash Equivalents	$1,859
Unpledged AFS Securities	$1,134
Available FHLB Borrowing Capacity	$3,165
Available FRB Discount Window Borrowing Capacity	$4,705
Subtotal	$10,863
Additional FHLB Capacity (with delivery of collateral)	$4,093
Additional Brokered Deposit Capacity (based on internal policy)	$4,469
Total Liquidity*	$19,425

*Does not include other sources of liquidity such as Fed Funds Lines, additional Reciprocal Deposit capacity, etc.

- No borrowings from the FRB Discount Window or BTFP during 2023 or 2024 YTD.
- Ample additional liquidity sources over and above those shown in the table above for contingency purposes.

11

UNITED BANKSHARES, INC.

West Virginia #2 in the state (second only to Truist) with $6.0 billion in deposits. United ranks #1 or #2 in deposit market share within its top 5 largest markets in the state. United continues to build franchise value with an attractive mix of both high growth MSAs and stable, rural markets with a dominant market share position. Further growth opportunities exist to expand our presence in some of the most desirable banking markets in the nation. These dynamics uniquely position our franchise and contribute to making United one of the most valuable banking companies in the Southeast and Mid-Atlantic. Washington D.C. MSA #1 regional bank (#6 overall) with $9.9 billion in deposits. United has increased deposit market share in the D.C. MSA from #15 in 2013 to #6 in 2023, with total deposits increasing from $2.1 billion to $9.9 billion. Virginia- #7 in the state with $8.6 billion (including VA deposits within the D.C. MSA). North Carolina #17 in the state with $2.2 billion. Select MSAs: #17 in Charlotte #27 in Raleigh #11 in Wilmington #10 in Greenville #1 in Washington #8 in Rocky Mount #9 in Fayetteville South Carolina #11 in the state with $1.7 billion. Select MSAs: #11 in Charleston #7 in Myrtle Beach #15 in Greenville #15 in Columbia Source: S&P Global Market Intelligence; Data as of 6/30/23 ATTRACTIVE DEPOSIT MARKET SHARE POSITION

End of Period Ratios / Values 3/31/24 6/30/24** Common Equity Tier 1 Ratio 13.2% 13.5% Tier 1 Capital Ratio 13.2% 13.5% Total Risk Based Capital Ratio 15.6% 15.8% Leverage Ratio 11.4% 11.6% Total Equity to Total Assets 16.0% 16.2% *Tangible Equity to Tangible Assets (non-GAAP) 10.3% 10.5% Book Value Per Share $35.56 $35.92 *Tangible Book Value Per Share (non-GAAP) $21.50 $21.87 Capital ratios remain significantly above regulatory “Well Capitalized” levels and exceed all internal capital targets. United did not repurchase any common shares during 1Q24 or 2Q24. As of 6/30/24, there were 4,371,239 shares available to be repurchased under the approved plan. *Non-GAAP measure. Refer to appendix. **Regulatory ratios are estimates as of the earnings release date. CAPITAL RATIOS AND PER SHARE DATA

Select guidance is being provided for 2024. Our outlook may change if the expectations for these items vary from current expectations. The guidance represents UBSI on a standalone basis and does not include any assumed impact from the Piedmont acquisition. Balance Sheet: Expect loan growth, excluding loans held for sale, to be in the low to mid single digits for the remainder of 2024 (annualized). Loan pipelines continue to be relatively strong. Expect investment portfolio balances to decrease ~$250 million for the remainder of 2024. Expect deposit growth in the low to mid single digits for the remainder of 2024 (annualized). Net Interest Income / Net Interest Margin: Net interest income (non-FTE) expected to be in the range of $900 million to $915 million for 2024 (assumes two 25 bps rate cuts in 2024). Expect the net interest margin to remain relatively stable in 2024 compared to 2Q24. Provision Expense: Asset quality remains sound. Provision expense will be dependent on the future economic outlook, future credit trends within United’s portfolio, and loan growth. Expect credit environment to continue to normalize. Expect United’s credit performance to outperform the industry. Current planning assumption for provision expense is $24 million for FY 2024. Non Interest Income: Expect non interest income to be in the range of $120 million to $125 million for 2024. Mortgage banking revenue will be subject to industry trends. Non Interest Expense: Expect non interest expense, excluding any merger-related expenses, to be in the range of $550 million to $560 million for 2024. Effective Tax Rate: Estimated at approximately ~20.2% for the remainder of 2024. Capital: Stock buyback will be market dependent. United’s capital position remains robust. 2024 OUTLOOK

Premier Mid-Atlantic and Southeast franchise with an attractive mix of high growth MSAs and smaller stable markets with a dominant market share position Consistently high-performing company with a culture of disciplined risk management and expense control 50 consecutive years of dividend increases evidences United’s strong profitability, solid asset quality, and sound capital management over a very long period of time Experienced management team with a proven track record of execution Committed to our mission of excellence in service to our employees, our customers, our shareholders and our communities Attractive valuation with a current Price-to-Earnings Ratio of ~14.4x (based upon median 2024 street consensus estimate of $2.60 per Bloomberg) INVESTMENT THESIS

PIEDMONT MERGER- ANNOUNCED MAY 10, 2024

Piedmont Overview

- Headquarters: Peachtree Corners, GA
- Total Assets: $2.1 billion[(1)]
- High-performing Franchise[(2)]: 1.43% LTM ROAA; 14.9% LTM ROATCE; LTM Net Interest Margin 4.25%; NPAs / Assets 0.00%

Advancing Strategy

- Continuation of UBSI's proven M&A strategy | UBSI's 34th acquisition
- Entrance into Greater Atlanta Area markets with robust economic growth opportunities
- Enhances UBSI's position as one of the premier regional banking companies in the Southeast and Mid-Atlantic

Financially Compelling Low-Risk Transaction

- Internal Rate of Return of 20%
- EPS Accretion of 7.6%[(3)] in 2025 and 8.3% in 2026
- (3.5%) Dilution to Tangible Book Value per Share (GAAP) | Earnback of 2.8 Years
- UBSI Maintains "Well-Capitalized" regulatory capital ratios
- 15.0% Total Risked Based Capital Ratio | 10.4% Tangible Common Equity
- Pro forma CRE to Total Capital Ratios at closing below regulatory guidance (<100% ADC to TRBC | <300% Total CRE to TRBC)

Transaction Details, Timing and Approvals

- Consideration Mix: 100% stock
- Fixed Exchange Ratio: 0.300x
- Anticipated Closing: late 2024 / early 2025
- Customary regulatory approvals (only Fed approval is required at the federal level)
- Piedmont shareholder approval

16

(1) As of March 31, 2024 // (2) Q1 2024 LTM financial highlights shown as bank level // (3) Assumes fully phased-in cost savings
Source: S&P Capital IQ Pro

UNITED BANKSHARES, INC.

PIEDMONT MERGER- PRO FORMA FRANCHISE


Toledo
Cleveland
OHIO
PENNSYLVANIA
Pittsburgh
Harrisburg
Columbus
MARYLAND
Cincinnati
WEST VIRGINIA
Charleston
Roanoke
VIRGINIA
Richmond
Virginia
Winston-Salem
NORTH CAROLINA
Charlotte
Athens
SOUTH CAROLINA
Atlanta
Augusta
Columbus
Savannah
GEORGIA

UNITED BANK
227 Locations

THE PIEDMONT BANK
16 Locations

Pro Forma
243 Locations

~$31.8 Billion	Total Assets
~$23.7 Billion	Net Loans
~$25.5 Billion	Total Deposits
~$3.1 Billion	Tangible Common Equity

17

Note: Pro forma financial information at anticipated closing date based on assumptions at time of deal announcement
Source: S&P Capital IQ Pro

UNITED BANKSHARES, INC.

(1) Estimated total pro forma assets at transaction close Source: S&P Capital IQ Pro; Company filings (1) DEMONSTRATED HISTORY OF SUCCESSFUL ACQUISITIONS

APPENDIX

(dollars in thousands) 2Q23 3Q23 4Q23 1Q24 2Q24 (1) Return on Average Tangible Equity (A) Net Income (GAAP) $92,459 $96,157 $79,390 $86,814 $96,507 (B) Number of Days in the Quarter 91 92 92 91 91 Average Total Shareholders' Equity (GAAP) $4,659,094 $4,687,124 $4,697,680 $4,816,476 $4,857,893 Less: Average Total Intangibles (1,906,053) (1,904,769) (1,903,458) (1,901,074) (1,900,164) (C) Average Tangible Equity (non-GAAP) $2,753,041 $2,782,355 $2,794,222 $2,915,402 $2,957,729   Formula: [(A) / (B)]*365 (or 366 for leap year)   (C) Return on Average Tangible Equity (non-GAAP) 13.47% 13.71% 11.27% 11.98% 13.12%                   RECONCILIATION OF NON-GAAP ITEMS

(dollars in thousands)   3/31/2024 6/30/2024     (2) Tangible Equity to Tangible Assets     Total Assets (GAAP) $ 30,028,798 $ 29,957,418   Less: Total Intangibles (GAAP) (1,900,484) (1,899,574)     Tangible Assets (non-GAAP) $ 28,128,314 $ 28,057,844         Total Shareholders' Equity (GAAP)   $ 4,807,441 $ 4,856,633     Less: Total Intangibles (GAAP)   (1,900,484) (1,899,574)   Tangible Equity (non-GAAP)   $ 2,906,957 $ 2,957,059   Tangible Equity to Tangible Assets (non-GAAP)   10.3% 10.5%           (3) Tangible Book Value Per Share:   Total Shareholders' Equity (GAAP) $ 4,807,441 $ 4,856,633   Less: Total Intangibles (GAAP) (1,900,484) (1,899,574)   Tangible Equity (non-GAAP) $ 2,906,957 $ 2,957,059   ÷ EOP Shares Outstanding (Net of Treasury Stock) 135,192,675 135,195,704   Tangible Book Value Per Share (non-GAAP) $21.50 $21.87             RECONCILIATION OF NON-GAAP ITEMS (CONT.)